                                                      --------------------------
                              UNITED STATES                OMB APPROVAL
                   SECURITIES AND EXCHANGE COMMISSION  ----------------------
                         Washington, D.C. 20549        OMB Number: 33235-0145
                                                       Expires: October 31, 1995
                                                       Estimated average burden
                               SCHEDULE 13D            hours per form.....14.90
                                                      --------------------------


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO.    4   )*
                                          -------


                           Seattle FilmWorks, Inc.**
- --------------------------------------------------------------------------------
                               (Name of Issuer)



                                 Common Stock
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)



                                  81257210**
- --------------------------------------------------------------------------------
                                (CUSIP Number)



 Gary Christophersen, 1260 16th Avenue West, Seattle, WA 98119 (206) 281-1390
- --------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)



                              September 30, 1995
              ---------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing Person has previously filed a statement on Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** Formerly American Passage Marketing Corporation, CUSIP #02882810 (Name Change in February, 1989)

                                 SCHEDULE 13D


- -----------------------                                  ---------------------

  CUSIP NO. 81257210                                      PAGE 2 OF 6 PAGES
            --------

- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Sam Rubinstein
          SS #532-16-40462
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [_]
 2                                                              (b) [_]


- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
          PF
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)                                            [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          U.S.A.

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,914,957 (includes 108,000 shares of Common Stock
                          subject to purchase by Mr. Rubinstein under options
                          currently exercisable)
       SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,914,957 (includes 108,000 shares of Common Stock
                          subject to purchase by Mr. Rubinstein under options
                          currently exercisable)
       PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-

- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,914,957 (includes 108,000 shares of Common Stock subject to purchase by Mr. Rubinstein under options currently exercisable)
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                 [_]
12


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      17.8%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
       IN

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

Note: Share amounts given in this report are adjusted, where appropriate, to reflect the 2-for-1 stock split of the Issuer's Common Stock, effective March 16, 1994, the 3-for-2 stock split of the Issuer's Common Stock, effective March 15, 1995 and the 3-for-2 stock split of the Issuer's Common Stock, effective March 15, 1996.

                                 AMENDMENT #4

     This Amendment #4, to the Schedule 13D shows that Sam Rubinstein's beneficial ownership of common stock (the "Common Stock") of Seattle FilmWorks, Inc. (the "Issuer") has decreased from 19.2% at July 20, 1994 to 17.8% at February 27, 1996. The change in Mr. Rubinstein's beneficial ownership reflects the fact that on October 19, 1994, Mr. Rubinstein gifted 135,000 shares. Additionally, an option to purchase 13,500 shares of Common Stock granted to him effective March 1, 1995, pursuant to the Issuer's Rule 16b-3 qualified formula stock option plan (the "Plan") vested and became exercisable on September 30, 1995. The net decrease in Mr. Rubinstein's beneficial ownership since July 20, 1994 is also due to the issuance of stock by the Issuer pursuant to the exercise of stock options granted under the Plan.

Item 1.   Security and Issuer.

     No change.

Item 2.   Identity and Background.

     No change.

Item 3.   Source and Amount of Funds or Other Consideration.

     On October 19, 1994, Mr. Rubinstein gifted 135,000 shares. He received no funds for such gift.

     By the terms of the Plan, non-employee directors are annually granted an option to purchase shares of Common Stock at a price equal to the fair market value of the Common Stock on date of grant. As of February 27, 1996, Mr. Rubinstein held options to purchase a total of 108,000 shares of Common Stock pursuant to such grants. Should Mr. Rubinstein choose to exercise all or part of these options, he anticipates that he would use his personal funds.

Item 4.   Purpose of Transaction.

     No change.

Item 5.   Interest in securities of the Issuer.

     (a) As of February 27, 1996, Sam Rubinstein beneficially owned 17.8% (1,914,957 shares) of the outstanding stock of the Issuer, which includes 108,000 shares of Common Stock subject to purchase by Mr. Rubinstein under options currently exercisable. This percentage is computed based on Mr. Rubinstein's knowledge of the stock records of the Issuer.

     (b) Mr. Rubinstein has the sole voting and investment power with respect to 1,806,957 shares of Common Stock. Should Mr. Rubinstein exercise his options to purchase Common Stock, he will have the sole voting and investment power with respect to 1,914,957 shares of Common Stock.

     (c)  No change.

     (d)  No change.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

     Mr. Rubinstein has no rights as a shareholder with respect to any shares represented by the options until he exercises the option and becomes a recordholder of the underlying shares, and he may not transfer, assign, pledge or hypothecate the options in any manner, other than by the laws of descent and distribution.

Item 7.  Material to be Filed as Exhibits.

     None.

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


______________________________
Date

                                          ______________________________
                                          Signature


                                          Sam Rubinstein
                                          -----------------------